JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

January 25, 2018

Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II – Registration Statement on Form N-14
File No. 333-221880

Dear Mr. Cowan:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“staff”) that you provided telephonically on December 21, 2017 on the registration statement on Form N-14 (the “Registration Statement”) for JPMorgan Trust II (the “Trust”), filed on December 1, 2017, with respect to the reorganization of the JPMorgan Tax Aware Income Opportunities Fund (the “Acquired Fund”) with and into the JPMorgan Tax Free Bond Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the definitive Proxy Statement/Prospectus and Statement of Additional Information to be filed pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

COMMENTS

General

1.	Comment: Please provide a proxy card to the staff prior to filing.

Response: The proxy card is attached as Exhibit A to this response letter.

2.	Comment: The staff notes that there are several sections in the Proxy Statement/Prospectus that include a statement to the effect that the summary or discussion is qualified in its entirety by reference to the Reorganization Agreement or to the Funds’ prospectuses. Please revise the relevant disclosure to remove such statements because the Proxy Statement/Prospectus must contain all material terms.

Response: The requested change will be made.

Letter to Shareholders

3.	Comment: On page ii, please confirm whether the current prospectus for the Acquiring Fund is incorporated by reference. If not, all information regarding the Acquiring Fund required by Item 5 of Form N-14 must be included in this Proxy Statement/Prospectus.

Response: The current prospectus for the Acquiring Fund is not incorporated by reference. We confirm that all information regarding the Acquiring Fund required by Item 5 of Form N-14 will be included in the Proxy Statement/Prospectus.

4.	Comment: On page ii, please include the Securities Act of 1933 File Number for documents incorporated by reference.

Response: The requested change will be made.

5.	Comment: On page ii, please disclose whether the Annual Report for the Acquiring Fund is being incorporated by reference as well.

Response: The Annual Report for the Acquiring Fund is not incorporated by reference.

Proxy Statement/Prospectus

Proposal

6.	Comment: On page 1, consider adding disclosure in the Q&A explaining who is paying for the costs of the reorganization.

Response: The current disclosure on page 2, in response to the “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization” question, already states that JPMIM and/or JPMDS will waive their fees and/or reimburse expenses, as needed, in an amount sufficient to offset costs incurred by the Funds relating to the Reorganization.

7.	Comment: On page 1, please specify the duration of the contractual fee waiver and/or expense reimbursement agreement for each share class of the Acquiring Fund.

Response: The requested change will be made.

8.	Comment: On page 1, the table shows the current gross expense ratio of the Acquired Fund and the Acquiring Fund as of February 28, 2017, please explain why this date was chosen.

Response: The gross expense ratio of the Acquired Fund and the Acquiring Fund is shown as of February 28, 2017 because that date is the fiscal year end of both Funds and is also the date as of which fees and expenses are shown in the Annual Fund Operating Expense tables in each Fund’s current prospectus and on page 6 of the proxy statement.

9.	Comment: On page 1, please explain or revise the disclosure related to the contractual expense caps. Please also specify the actual expense cap that will be in place for each class.

Response: The requested change will be made.

10.	Comment: On page 2 and throughout the Proxy Statement/Prospectus, please clarify whether the waivers disclosed in the “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization?” question are in addition to the previously noted contractual expense caps.

Response: The requested change will be made.

11.	Comment: On page 2, for the “Will I have to pay any federal income taxes as a result of the Reorganization?” question, please include a “Yes” or “No” answer.

Response: The requested change will be made.

12.	Comment: On page 2, under “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization?”, please add disclosure about the tax consequences of the intended repositioning of the Acquired Fund’s portfolio.

Response: The following disclosure will be added on page 2:

As of the date of this Proxy Statement/Prospectus, the repositioning of the Acquired Fund’s portfolio is expected to result in a net capital loss to the Acquired Fund.

Summary

13.	Comment: In the Summary, please disclose any main differences in risks between the Acquiring Fund and the Acquired Fund.

Response: On page 17 of the Proxy Statement/Prospectus, the Funds’ Principal Risks are compared in a side-by-side chart. Additionally, beginning on page 17, the Principal Risks disclosure notes when it is only applicable to one of the Funds. We respectfully believe that this adequately addresses the main differences in risks between the Funds.

Comparison of Fees and Expenses

14.	Comment: Please provide a summary of how the fees and expenses to be paid by the Acquiring Fund post-Reorganization compare to the fees and expenses payable by the Acquired Fund. Also, please incorporate any earlier comments on this topic.

Response: We respectfully decline to make this change as we believe that the comparison of fees in the Q&A section (including revisions we will make in response to the staff’s comments), in addition to the share class-by-share class comparison tables showing the fees for the Acquired Fund, the Acquiring Fund and the Pro Forma Combined Fund, adequately discloses how the fees and expenses to be paid by the Acquiring Fund post-Reorganization compare to the fees and expenses payable by the Acquired Fund.

15.	Comment: Please confirm to the staff that the fees in the expense tables beginning on page 7 of the Proxy Statement/Prospectus are the current fees as required by Item 3(a) of Form N-14.

Response: We confirm that the fees in the expense tables are the current fees as required by Item 3(a) of Form N-14.

16.	Comment: On page 6, the disclosure states that the pro forma fees and expenses of the combined fund is estimated as if the Reorganization occurred on March 1, 2016. The staff notes that the use of March 1, 2016 as the as of date is confusing as the shareholder meeting is not scheduled until March 2018. Please clarify whether this date should be March 1, 2017.

Response: The estimated pro forma fees and expenses of the combined fund presented in the table are based on the amounts that would have been incurred during the combined fund’s most recent fiscal year from March 1, 2016 to February 28, 2017, if the Reorganization had occurred on March 1, 2016. However, we have revised the disclosure to remove the reference to March 1, 2016.

17.	Comment: The expense tables state that there is no Maximum Deferred Sales Charge on the Funds for redemption of Fund shares under $1 million. Please note whether there is a contingent deferred sales charge for redemptions on purchases in excess of $1 million.

Response: Redemptions on purchases of $1 million or more may be subject to a contingent deferred sales charge. The contingent deferred sales charge for redemption of Fund shares in excess of $1 million is disclosed in the “Choosing a Share Class” table in Appendix C.

18.	Comment: Footnote 1 to the expense tables states that expenses have been adjusted to reflect the contractual combination of sub-transfer agency fees into “Service Fees” effective 4/3/17. Please explain.

Response: Effective April 3, 2017, JPMorgan Funds ceased making direct payments to Financial Intermediaries for any applicable sub-transfer agency services. After April 3, 2017, JPMDS made payments to Financial Intermediaries for sub-transfer-agency services from the Fund’s service fee. The expense tables reflect this reallocation of expenses.

19.	Comment: Footnote 3 to the expense tables suggests that these are the expense caps going forward, but not necessarily those currently in effect for the Acquiring Fund. Please reconcile all the disclosure on this point.

Response: Footnote 3 discloses the current fee waiver and/or expense reimbursement for the Acquiring Fund as shown in the Acquiring Fund’s current prospectus, which will continue in effect post-Reorganization. The expiration date for the expense caps noted in footnote 3 is the date upon which the Acquiring Fund’s current expense caps will expire if the proposed merger does not occur.

Information About the Reorganization

20.	Comment: Municipal Securities should exclude private activity municipal bonds where the payment of principal and interest is derived principally from non-governmental assets and revenues (i.e., a fund must look through to the industry of the borrower or project being funded). If this exclusion is not in the Acquiring Fund’s current SAI, please make the clarification in the next amendment to the Acquiring Fund’s registration statement.

Response: We will consider making the noted clarification to the Acquiring Fund’s registration statement at the time of its next annual update.

21.	Comment: On page 32, please confirm whether the Acquiring Fund’s prospectus is incorporated by reference.

Response: The Acquiring Fund’s prospectus is not incorporated by reference. We have revised the disclosure to remove the reference to the Acquiring Fund’s prospectus.

22.	Comment: On pages 33-34, please note whether there were any material considerations that were adverse to the proposal considered by the Board.

Response: All of the Board’s material considerations in approving the Reorganization are disclosed on pages 33-34 of the Proxy Statement/Prospectus.

23.	Comment: On pages 33-34, please note whether repositioning costs were considered by the Board.

Response: Repositioning costs were considered by the Board and are noted in the sixth bullet on page 34.

Information About Management of the Funds

24.	Comment: On page 37, please confirm that a discussion of the basis the Board used in reapproving the investment advisory agreements for the Funds is available in the semi-annual report for the fiscal period ended August 31, 2017.

Response: We confirm that a discussion of the basis the Board used in reapproving the investment advisory agreements for the Funds is available in the semi-annual reports for the fiscal period ended August 31, 2017.

Additional Information About the Acquiring Fund and the Acquired Fund

25.	Comment: On page 41, please clarify if the Funds’ prospectuses, SAIs and Annual Reports are incorporated by reference.

Response: As previously disclosed on page ii of the Proxy Statement/Prospectus, the prospectus, SAI and Annual Report for the Acquired Fund and the SAI for the Acquiring Fund are incorporated by reference into the Proxy Statement/Prospectus. We believe that the current disclosure is appropriate and does not need to be clarified because we have previously disclosed that the documents are incorporated by reference. Further, we believe that the purpose of this section is to outline additional information about the Acquiring Fund and the Acquired Fund that is available to shareholders upon request and without charge, consistent with Item 1(b)(4)(iii) of Form N-14.

26.	Comment: On page A-1 of Appendix A, the use of March 1, 2016 as the as of date for the pro forma expenses is confusing as the shareholder meeting is not scheduled until March 2018. Please clarify whether this date should be March 1, 2017.

Response: As previously discussed in response to comment 16, the estimated pro forma expenses of the Acquiring Fund post-Reorganization are based on the amounts that would have been incurred during the Acquiring Fund’s most recent fiscal year from March 1, 2016 to February 28, 2017, if the Reorganization had occurred on March 1, 2016. However, we have revised the disclosure to remove the reference to March 1, 2016.

27.	Comment: In Appendix C, please note whether the reference to Appendix A is a reference to the Appendix to the Proxy Statement/Prospectus or to the Fund’s prospectus.

Response: We will clarify in Appendix C that this refers to what is Appendix A to the Fund’s prospectus.

Documents Incorporated by Reference, Including Financial Statements

28.	Comment: On page 1 of Part B, please include the Securities Act of 1933 File Number for documents incorporated by reference.

Response: The requested change will be made.

Signature Page

29.	Comment: Please confirm that the Acting Treasurer acts in the capacity of Comptroller or Principal Accounting Officer.

Response: We confirm that the Acting Treasurer acts in the capacity of the Principal Accounting Officer.

Portfolio Repositioning

30.	Comment: The portfolio repositioning that is expected to occur in connection with the Reorganization is discussed under “Information About the Reorganization” on page 32. If estimable, please also provide an estimate of the dollar amount of gain or loss expected to be realized by the combined fund, and the per-share amount of any distributions to shareholders expected to be made, as a result of the repositioning. Also, if any securities are required to be sold to comply with the investment policies of the combined fund, these should be identified on the pro forma schedule of investments.

Response: The referenced discussion on page 32 will be revised as follows:

The Acquired Fund will be required to reposition its portfolio (approximately 8.6%) prior to the Reorganization for the purpose of transferring only those assets that are consistent with the Acquiring Fund’s investment strategy. The explicit brokerage commissions and transactional costs to be incurred in relation to repositioning the assets of the Acquired Fund are estimated to be approximately $3,300. It is also estimated that the Acquired Fund will incur a market value loss of $234,000 or approximately 0.10% per share as a result of the repositioning of its assets. As of the date of this Proxy Statement/Prospectus, the repositioning of the Acquired Fund’s portfolio is expected to result in a net capital loss to the Acquired Fund, however, any net capital gains recognized on these sales (to the extent not offset by available capital loss carryforwards) may be distributed to Acquired Fund shareholders prior to the Reorganization, which distributors would generally be taxable to such shareholders.

With respect to identifying the securities required to be sold on the pro forma schedule of investments, those securities are currently identified in the Pro Forma Schedule of Investments included in the proxy statement with an asterisk following the security description and a footnote stating “As a result of the repositioning of the Acquired Fund’s holdings the security is expected to be disposed of prior to the reorganization.”.

Capitalization Table

31.	Comment: Currently, the table reflects the capitalization of each fund as of February 28, 2017. Please update the table as of August 31, 2017, the date of the most recent statement of assets and liabilities included in the filing.

Response: The requested change will be made.

Pro Forma Statement of Operations

32.	Comment: Please confirm that footnote (d) relates directly to the Reorganization. We note that, pursuant to Rule 11-02(b)(6) of Reg. S-X, the pro forma statement of operations shall include only those adjustments which are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.

Response: Footnote (d) does not relate directly to the reorganization. It relates to an adjustment made to account for the elimination of the sub-transfer agency fees which, although having nothing to do with the reorganization, we believe should be made because the combined fund will not have any accrual for this expense.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-648-1782.

Sincerely,

/s/ Pamela L. Woodley

Pamela L. Woodley

Assistant Secretary

Exhibit A

EVERY VOTE IS IMPORTANT

EASY VOTING OPTIONS:
VOTE ON THE INTERNET Log on to: www.proxy-direct.com or scan the QR code Follow the on-screen instructions available 24 hours

VOTE BY PHONE Call 1-800-337-3503 Follow the recorded instructions available 24 hours

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

VOTE IN PERSON Attend Shareholder Meeting 270 Park Avenue New York, NY 10017 on March 28, 2018

PROXY CARD

If you vote by Telephone or Internet, please do not return your Proxy Card.

Please detach at perforation before mailing.

JPMORGAN TAX AWARE INCOME OPPORTUNITIES FUND

JPMORGAN TRUST I

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 28, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The undersigned shareholder of JPMorgan Tax Aware Income Opportunities Fund (the “Acquired Fund”) hereby appoints Elisaida Poueriet, Matthew Plastina and Wendy Setnicka, or any of them, the attorneys and proxies for the undersigned, with full power of substitution to vote, as indicated herein, all of the shares of beneficial interest of the Acquired Fund in the name of the undersigned at the Special Meeting of Shareholders of the Acquired Fund to be held at the offices of J.P. Morgan Asset Management, 270 Park Avenue, New York, NY 10017, on Wednesday, March 28, 2018, at 11:00 a.m., Eastern Time and at any adjournment or postponement thereof (the “Meeting”), with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Proxy Statement. The undersigned hereby acknowledges receipt of the Notice of the Special Meeting of Shareholders of the Acquired Fund and of the accompanying Proxy Statement/Prospectus, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF THIS PROXY IS PROPERLY EXECUTED BUT NO DIRECTION IS MADE, AN EXECUTED PROXY WILL AUTHORIZE THE PERSONS NAMED ON THE RESPECTIVE PROXY TO VOTE FOR THE PROPOSAL AND IN THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTER PROPERLY BROUGHT BEFORE THE MEETING.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

To change the address on your account, please check the box at right and indicate your new address in the address space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

PLEASE MARK, SIGN, DATE ON THE REVERSE SIDE AND RETURN THE PROXY CARD USING THE ENCLOSED ENVELOPE.

JPM_29538_011618

EVERY VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Special Shareholders Meeting to Be Held on March 28, 2018

The Notice of the Special Meeting, Proxy Statement/Prospectus and Proxy Card for this meeting are available at:

https://www.proxy-direct.com/jpm-29538

IF YOU VOTE BY TELEPHONE OR INTERNET,

YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

In their discretion, the proxies are authorized to vote on any other business as may properly come before the Meeting or any adjournments or postponements thereof.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS EXAMPLE:  ☒

Proposal	The Board of Trustees recommends a vote “FOR” the proposal.

		FOR	AGAINST	ABSTAIN
1.	To approve an Agreement and Plan of Reorganization for the Acquired Fund, pursuant to which the Acquired Fund will transfer all of its assets attributable to each class of its shares to JPMorgan Tax Free Bond Fund (the Acquiring Fund) in exchange for the corresponding class of shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund followed immediately by the distribution by the Acquired Fund to its shareholders of the portion of shares of the Acquired Fund to which each shareholder is entitled in complete liquidation of the Acquired Fund.	☐	☐	☐

2.	To consider and act upon such other business as may properly come before the Meeting and any adjournments or postponements thereof.

Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Note:	Please sign exactly as your name(s) appear(s) on this proxy card, and date it. When shares are held jointly, each holder should sign. When signing as attorney, executor, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /

608999900109999999999